SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Amendment No. 6

(Rule 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GENERAL MOTORS CORPORATION

(Name of Subject Company (Issuer))

TRACINDA CORPORATION

KIRK KERKORIAN

(Name of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $1-2/3 PER SHARE

(Title of Class of Securities)

370442105

(CUSIP Number of Class of Securities)

Richard E. Sobelle, Esq.

Tracinda Corporation

150 South Rodeo Drive, Suite 250

Beverly Hills, California 90212

(310) 271-0638

Copy to:

Janet S. McCloud, Esq.

Christensen, Miller, Fink, Jacobs,

Glaser, Weil & Shapiro, LLP

10250 Constellation Blvd., 19th Floor

Los Angeles, CA 90067

(310) 553-3000

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$868,000,000	$102,163.60

*	Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 28,000,000 shares of the subject company (number of shares sought) by $31.00 (the purchase price per share offered by the Purchaser (as defined below)).

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission on December 9, 2005, equals $117.70 per million of the aggregate amount of the cash offered by Tracinda Corporation (“Purchaser”).

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $102,163.60	Filing Party: Tracinda Corporation
Form or Registration Number: Schedule TO	Date Filed: May 9, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 9, 2005 (the “Schedule TO”) by Tracinda Corporation relating to the tender offer by Tracinda for up to 28,000,000 shares of common stock, par value $1 2/3 per share (the “shares”), of General Motors Corporation, a Delaware corporation (“General Motors”), at a purchase price of $31.00 per share, net to the seller in cash, on the terms and subject to the conditions set forth in an Offer to Purchase, dated May 9, 2005, and in the related letter of transmittal.

ITEMS 4, 8 and 11.

Tracinda Corporation purchased 18,761,152 shares of General Motors common stock in the tender offer. As a result, Tracinda Corporation owns 40,761,152 shares of General Motors common stock, representing approximately 7.2% of General Motors’ outstanding common stock.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2005

TRACINDA CORPORATION Nevada corporation

By:	/s/ ANTHONY L. MANDEKIC
Name: Anthony L. Mandekic Title: Secretary/Treasurer

KIRK KERKORIAN

By:	/s/ ANTHONY L. MANDEKIC*
Name: Anthony L. Mandekic Title: Attorney in fact

*	Power of Attorney previously filed as Exhibit (i) to Schedule TO/A, filed by Tracinda Corporation on May 26, 2005.

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